UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _______________ to _______________

Commission file number 001-09383

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WESTAMERICA BANCORPORATION TAX DEFERRED
SAVINGS/RETIREMENT PLAN (ESOP)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Westamerica Bancorporation
1108 Fifth Avenue
San Rafael, California 94901

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)
Fairfield, California

FINANCIAL STATEMENTS
December 31, 2013 and 2012

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

FINANCIAL STATEMENTS
December 31, 2013 and 2012

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits and
  Compensation Committee of the
  Board of Directors of
  Westamerica Bancorporation
Fairfield, California

We have audited the accompanying statements of net assets available for benefits of the Westamerica Bancorporation Tax Deferred Savings/Retirement Plan (ESOP) (the “Plan”) as of December 31, 2013 and 2012 and the related statements of changes in net assets available for benefits for the years ended December 31, 2013, 2012 and 2011.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years ended December 31, 2013, 2012 and 2011 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.   The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2013 financial statements taken as a whole.

/s/ Crowe Horwath LLP

Sacramento, California
June 25, 2014

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2013 and 2012

	2013	2012

ASSETS

Investments, at fair value (Notes 3, 4 and 5)	$56,189,332	$48,028,278

Receivables:
Notes receivable from participants	1,192,035	1,266,900
Employer contributions	-	1,306
Participant contributions	-	4,114

Total receivables	1,192,035	1,272,320

Total assets and net assets available for benefits	$57,381,367	$49,300,598

See accompanying notes to financial statements.

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Years Ended December 31, 2013, 2012 and 2011

	2013	2012	2011

Investment income (loss):
Dividends and capital gains distributions	$1,364,096	$1,220,508	$1,196,569
Net appreciation (depreciation) in fair value of investments (Note 3)	10,551,979	1,595,297	(6,178,291)

Total investment income (loss)	11,916,075	2,815,805	(4,981,722)

Interest income on notes receivable from participants	50,867	60,132	68,096

Contributions:
Participants	1,866,695	1,950,524	2,048,759
Employer	1,218,505	1,258,311	1,311,355
Participant rollovers	113,313	47,829	704,530

Total contributions	3,198,513	3,256,664	4,064,644

Total income (loss) and contributions	15,165,455	6,132,601	(848,982)

Benefits paid to participants	(7,073,169)	(4,231,042)	(6,181,557)
Administrative expenses (Note 7)	(9,113)	(10,460)	(18,736)
Other deductions	(2,404)	(569)	(9,390)

Total benefit payments and expenses	(7,084,686)	(4,242,071)	(6,209,683)

Net increase (decrease)	8,080,769	1,890,530	(7,058,665)

Net assets available for benefits:
Beginning of year	49,300,598	47,410,068	54,468,733

End of year	$57,381,367	$49,300,598	$47,410,068

See accompanying notes to financial statements.

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

1.           DESCRIPTION OF PLAN

The following description of the Westamerica Bancorporation Tax Deferred Savings/Retirement Plan (ESOP) (the "Plan") provides only general information.  Participants should refer to the Summary Plan Description and Plan Document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering eligible employees of the Westamerica Bancorporation and its subsidiaries (the “Company”).  The Plan, which became effective October 1, 1985, is intended to be a qualified stock bonus plan under section 401(a) of the Internal Revenue Code (IRC) and is designated as an employee stock ownership plan or ESOP.  Portions of the Plan are also intended to qualify as a qualified cash or deferred arrangement within the meaning of section 401(k) of the IRC.  The Plan also provides for Roth elective contributions.

The Employee Benefits and Compensation Committee of the Company's Board of Directors (the "Committee") delegates the administration of the Plan to the Company's Pension Management Committee.  The Committee has the responsibility for the general operation of the Plan, including the resolution of any questions arising under the Plan agreement.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  Investments in the Plan are participant directed with the exception of employer contributions which are invested in shares of the Company's common stock at the time of contribution.  Subsequent to investment in the Company's common stock, participants may direct employer matching contributions among all investment options.  Vanguard Fiduciary Trust Company (Vanguard) serves as trustee of the Plan.

Eligibility

Under the Plan, employees of the Company who are compensated on a salaried basis become eligible to participate in the plan on the first day of the calendar month coinciding with or following the date the employee completes 90 consecutive days of service with the Company or completes 1,000 service hours in a 12-month consecutive period.

Vesting

Participants are immediately vested in their salary-deferral contributions, the Company's discretionary and matching contributions, plus actual earnings and losses thereon.

Contributions

Each year, participants may elect to make salary deferral contributions in any whole percentage of pretax or after-tax (“Roth”) compensation subject to certain IRC limitations.

(Continued)

 WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

1.           DESCRIPTION OF PLAN (Continued)

Contributions (Continued)

The Company makes a matching contribution equal to 100 percent of the participant's elective contribution, up to a maximum of 6 percent of the participant's compensation.  Additional amounts may be contributed at the discretion of the Company's Board of Directors.  Participants may also contribute amounts representing distributions from other qualified Roth accounts, defined benefit or defined contribution plans.  For the years ended December 31, 2013, 2012 and 2011, the Company made no discretionary contributions.  Company contributions are subject to certain IRC limitations.

Participant Accounts

Individual accounts are maintained for each Plan participant.  Each participant's account is credited with the participant's contribution, allocation of the Company's matching and discretionary contributions, allocation of Plan earnings, and charged with benefit payments, allocations of Plan losses and administrative expenses.

Employer matching contributions are allocated to participants based on the participant's elective contribution.  Employer discretionary contributions are allocated to the account of each participant in ratio of the participant's eligible compensation to the total eligible compensation for all Plan participants.

Participants' Investment Options

Company matching contributions are invested in the Westamerica Common Stock Fund in accordance with the Plan Document.  Participants may redirect Company matching contributions from the Westamerica Common Stock Fund to other investment options at their discretion.

Participants direct participant contributions in whole or in part in any of the following investment fund options as of December 31, 2013 and 2012:

•	The Westamerica Common Stock Fund, which is invested in the Company's common stock and temporary interest-bearing money market funds.

•	Vanguard 500 Index Fund, which invests primarily in stocks of large U.S. companies that make up the Standard & Poor’s 500 Index, a widely recognized benchmark of U.S. stock market performance.

(Continued)

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

1.           DESCRIPTION OF PLAN (Continued)

•	Vanguard Explorer Fund, which invests in a diversified group of small-company stocks with prospects for above-average growth.

•
Vanguard Morgan Growth Fund, which invests primarily in stocks of large and mid-sized companies that have strong records of growth in sales and earnings or that have performed well during certain market cycles.

•
Vanguard Prime Money Market Fund, which invests in short-term, high-quality money market instruments issued by financial institutions, nonfinancial corporations, the U.S. government, and federal agencies.

•
Vanguard Total Bond Market Index Fund, which invests in bonds that attempt to track the performance of the Barclays Capital U.S. Aggregate Float Adjusted Bond Index.  At least 80% of the fund's assets are invested in bonds held in the index.  The fund maintains a dollar-weighted average maturity ranging between 5 and 10 years.

•
Vanguard Total International Stock Index Fund, which invests in stocks of companies located in developed and emerging markets.  The investment approach is designed to track the performance of the FTSE Global All Cap ex US Index.  The index includes more than 5,300 stocks of companies in more than 46 countries.

•
Vanguard Windsor II Fund, which invests in a diversified group of out-of-favor stocks of large- and mid-capitalization companies.  The stocks selected generally sell at prices below the market average compared to their dividend income and future return potential.

•
Vanguard Extended Market Index Fund, which invests in a broadly diversified portfolio of stocks of small and medium sized U.S. companies that are regularly traded on the New York and American Stock Exchanges, and the NASDAQ over-the-counter market.  The portfolio is designed to be representative of the Standard & Poor's Completion Index.

•
Vanguard Short-Term Federal Fund, which invests in at least 80% of its assets in short-term bonds issued or guaranteed by U.S. government agencies and instrumentalities, many of which are not backed by the full faith and credit of the U.S. government.  To reduce fluctuations in its share price, the fund maintains an average maturity of 1 to 4 years.

(Continued)

 WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

1.           DESCRIPTION OF PLAN (Continued)

Vanguard Target Retirement Funds consists of twelve targeted maturity funds as follows:

•	Vanguard Target Retirement Income Fund
•	Vanguard Target Retirement 2010 Fund
•	Vanguard Target Retirement 2015 Fund
•	Vanguard Target Retirement 2020 Fund
•	Vanguard Target Retirement 2025 Fund
•	Vanguard Target Retirement 2030 Fund
•	Vanguard Target Retirement 2035 Fund
•	Vanguard Target Retirement 2040 Fund
•	Vanguard Target Retirement 2045 Fund
•	Vanguard Target Retirement 2050 Fund
•	Vanguard Target Retirement 2055 Fund
•	Vanguard Target Retirement 2060 Fund

Each Target Retirement Fund invests in other Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire in or within a few years of the year in the fund's name, except the Income Fund, which is designed for investors in retirement.

Vanguard Target Retirement Funds are designed as a balanced fund-of-funds for long-term investors.  Each Vanguard Target Retirement Fund invests in broadly diversified funds, which includes stock and bond funds.

With the exception of the Vanguard Target Retirement Income Fund, the relative allocations among Vanguard Target Retirement Funds' component funds gradually grow more conservative over a predetermined schedule.

Participants may change their investment options at any time directly through Vanguard.

Notes Receivable from Participants

Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of 50 percent of their account balance, 100 percent of participant contributions, or $50,000.  For the purposes of this limit, all qualified plans of the Company shall be considered one plan.  Participant loans are funded by selling investments in the borrowing participant's accounts and bear interest at market rates prevailing at the time the funds are borrowed.  Participant loans are subject to a one-time origination fee and annual maintenance fee.  The origination fee is included in the loan fund balance.  Participant loans are made for a minimum term of 1 year and a maximum term not to exceed 5 years.  Principal and interest is paid ratably through payroll deductions and invested in the borrowing participant's accounts in accordance with their investment directions.

(Continued)

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

1.           DESCRIPTION OF PLAN (Continued)

Payment of Benefits

Upon termination of service for any reason, a participant may elect to receive a lump-sum distribution equal to the value in his or her account.  Distributions for the value of a participant's account invested in the Westamerica Common Stock Fund stock are made in the form of the Company's common stock plus cash for any fractional shares or, if a participant elects, in cash or an in-kind transfer, as provided by the Plan document.  Participants may also receive in-service distributions on account of hardship or after attaining age 59 1/2.  Cash dividends paid on Westamerica Bancorporation common stock allocated to participant accounts may be paid to participants in cash or be credited to the participant's account as earnings, which are reinvested in additional shares of Westamerica Bancorporation common stock.  If the value of a separated participant's benefit is not more than $1,000, the benefit shall be automatically paid in a single lump sum in cash or, if elected, directly to an eligible retirement plan.  Benefits payable to separated participants for amounts greater than $1,000 may be made in cash or other form of distribution, as defined by the Plan.  As of December 31, 2013 and 2012, there were no benefits payable to participants that had elected to withdraw from the Plan but had not yet been paid.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the Westamerica Bancorporation common stock shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised.  The trustee is not permitted to vote any allocated share for which instructions have not been given by a participant.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Administrative and Investment Management Expenses

The Company provides bookkeeping and other administrative services for the Plan at no charge.  The Company pays the Plan's annual account maintenance fees for participants actively employed by the Company and other administrative expenses.  Administrative expenses reflected in the financial statements are comprised of annual loan maintenance fees for active employees and recordkeeping and information management fees for participants who are no longer employed by the Company (inactive) that maintain Plan account balances.  The administrative expenses were included as reductions to the respective participants’ account balances.  Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan.

(Continued)

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

2.           SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements requires the Plan's management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities.  It is at least reasonably possible that a significant change may occur in the near term in the estimated fair value of the Plan's investments.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value.  Fair value is the estimated price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 5 for additional discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) in fair value of investments includes net unrealized market appreciation (depreciation) of investments and net realized gains and losses on the sale of investments during the period.

Management fees and operating expenses charged to the Plan’s investments in shares of registered investment companies (mutual funds) are deducted from mutual fund income earned on a daily basis and are not separately reflected. Trustee fees charged to the Westamerica Bancorporation Common Stock Fund are deducted from income earned on the Westamerica Common Stock Fund.  Consequently, management fees, operating expenses and trustee fees are reflected as a reduction of investment return for such investments.

The Westamerica Bancorporation Common Stock Fund is invested in the Company’s common stock and temporary interest-bearing money market funds.  The money market fund component at December 31, 2013 and 2012, was insignificant and is not separately reflected.  As such, disclosures reflect whole shares of Westamerica Bancorporation common stock.

(Continued)

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

2.           SUMMARY OF ACCOUNTING POLICIES (Continued)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits

Benefits are recorded when paid.

3.           INVESTMENTS

The following table presents investments at fair value that represent 5 percent or more of the Plan's net assets available for benefits as of December 31, 2013 or 2012:

	2013		2012

Westamerica Bancorporation Common Stock*	$25,096,044		$20,085,152
Vanguard 500 Index Fund	6,020,792		4,659,708
Vanguard Target Retirement 2025 Fund	4,238,628		2,819,668
Vanguard Prime Money Market Fund	3,111,896		3,414,338
Vanguard Morgan Growth Fund	2,949,475		2,199,343	**
Vanguard Target Retirement 2015 Fund	2,615,264	**	3,470,607

**	Investment did not represent 5 percent of the Plan’s net assets available for benefits, however is included for comparative purposes.

The Plan's investments, including investments bought, sold, and held during the year, appreciated in value by $10,551,979 and $1,595,297 during 2013 and 2012, respectively, and depreciated in value by $6,178,291 during 2011, as follows:

	2013	2012	2011

Westamerica Bancorporation Common Stock*	$6,298,057	$(676,217)	$(5,670,958)
Mutual funds	4,253,922	2,271,514	(507,333)

	$10,551,979	$1,595,297	$(6,178,291)

*Party-in-interest

(Continued)

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

4.	INVESTMENT IN WESTAMERICA BANCORPORATION COMMON STOCK

The Plan's investments at December 31, 2013 and 2012 in Westamerica Bancorporation common stock are as follows:

	2013	2012

Number of shares	444,492	471,593

Cost	$16,067,148	$16,710,337

Fair value	$25,096,044	$20,085,152

Concentrations of Investments

The Westamerica Common Stock Fund represents 45% and 42% of total investments of the Plan at December 31, 2013 and 2012, respectively.  A significant decline in the market value of the Company's stock would have a materially adverse effect on the Plan's net assets available for benefits.

5.	FAIR VALUE MEASUREMENTS

Fair Value Hierarchy

Fair value is the estimated price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan's principal or most advantageous market for the asset or liability.  Fair value measurements are determined by maximizing the use of available observable inputs and minimizing the use of available unobservable inputs.  The fair value hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1:  Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2:  Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:  Significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

(Continued)

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

5.	FAIR VALUE MEASUREMENTS (Continued)

In some cases, a valuation technique used to estimate fair value may include inputs from multiple levels of the fair value hierarchy.  The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

Assets Recorded at Fair Value

There were no changes in the valuation techniques used during 2013.  The following tables present information about the Plan's assets and liabilities measured at fair value on a recurring basis as of December 31, 2013 and 2012.

The Plan is required to record the following assets at fair value on a recurring basis under other accounting pronouncements:

	December 31, 2013

Description	Fair Value	Level 1	Level 2	Level 3

Common stock of Plan Sponsor	$25,096,044	$25,096,044	$-	$-
Mutual funds:
Equity	13,626,160	13,626,160	-	-
Balanced	12,024,019	12,024,019	-	-
Money Market	3,111,896	3,111,896	-	-
Bond	2,331,213	2,331,213	-	-
	$56,189,332	$56,189,332	$-	$-

	December 31, 2012

Description	Fair Value	Level 1	Level 2	Level 3

Common stock of Plan Sponsor	$20,085,152	$20,085,152	$-	$-
Mutual funds:
Equity	10,795,046	10,795,046	-	-
Balanced	10,712,373	10,712,373	-	-
Money Market	3,414,338	3,414,338	-	-
Bond	3,021,369	3,021,369	-	-
	$48,028,278	$48,028,278	$-	$-

Fair value of the common stock of the Plan Sponsor is based on the closing quoted market price reported on the active market on which the individual securities are traded.  Such securities are actively traded throughout each market trading day on the NASDAQ Global Select Market (Level 1 inputs).

(Continued)

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

5.	FAIR VALUE MEASUREMENTS (Continued)

Mutual funds are valued using the Net Asset Value (NAV) provided by the trustee of the fund.  The NAV is computed by dividing the value of the underlying assets, minus liabilities, allocated to each share class by the number of fund shares outstanding for that class.  Mutual fund NAVs are calculated once each market trading day as of the close of regular market trading (Level 1 inputs).  The NAV is a quoted price in a market that is active.

There were no transfers in or out of Levels 1, 2 or 3 for the twelve months ending December 31, 2013 and 2012.

There were no liabilities measured at fair value on a recurring basis at December 31, 2013 or 2012.

The Plan did not have any assets or liabilities measured at fair value on a non-recurring basis at December 31, 2013 or 2012.

Risks and Uncertainties

The Plan utilizes various investment instruments, including the common stock of the Company and mutual funds.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, currency and overall market volatility.  Due to the level of risk associated with certain investment securities, changes in the values of investment securities may occur in the near term and such changes could materially affect the amounts reported in the financial statements.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated January 9, 2013, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code.  There have been amendments to the Plan that were not included in the determination; however, the Plan's management believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan continues to be tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan.  Management evaluated the Plan's tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require recognition or disclosure in the financial statements.  Therefore, no provision or liability for income taxes has been included in the financial statements.  With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for years before 2010.

(Continued)

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

7.	PARTY-IN-INTEREST TRANSACTIONS

Parties in interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  Plan investments include shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (VFTC).  VFTC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  The Plan also invests in Westamerica Bancorporation common stock, as disclosed in Note 4, and received dividends on these shares of $681,271 during the year ended December 31, 2013.

Management fees and operating expenses charged to the Plan’s investments in shares of registered investment companies (mutual funds) are deducted from mutual fund income earned on a daily basis and are not separately reflected.  Trustee fees charged to the Westamerica Common Stock Fund are deducted from income earned on the Westamerica Common Stock Fund.  Consequently, management fees, operating expenses and trustee fees are reflected as a reduction of investment return for such investments.

Fees paid by the Plan for trustee services in connection with the Westamerica Common Stock Fund for the years ended December 31, 2013, 2012 and 2011 amounted to $36,691, $36,094 and $36,210, respectively.

The Company provides bookkeeping and other administrative services for the Plan at no charge to the Plan.  The Company also pays recordkeeping fees, certain other administrative expenses, and certain professional fees to third-party service providers on behalf of the Plan.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2013 and 2012 to Form 5500:

	2013	2012

Net assets available for benefits per the financial statements	$57,381,367	$49,300,598

Less: Deemed distributions of participant loans	(20,809)	(12,715)

Net assets per Form 5500	$57,360,558	$49,287,883

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (Continued)

The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2013 per the financial statements to the net income reported in the 2013, 2012 and 2011 Form 5500.  There were no differences for the years ended December 31, 2012 or 2011.

2013

Increase in net assets available for benefits per the financial statements	$8,080,769

Less: Change in deemed distributions of participant loans	(8,094)

Net income per Form 5500	$8,072,675

SUPPLEMENTAL SCHEDULE

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)
EMPLOYER IDENTIFICATION NUMBER:  94-2156203
PLAN NUMBER:  002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013

	(b)	(c)	(d)	(e)
(a)	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

*	Westamerica
	Bancorporation	Common Stock	**	$25,096,044

*	Vanguard	Registered Investment Company
		Vanguard 500 Index Fund	**	6,020,792

*	Vanguard	Registered Investment Company
		Vanguard Target Retirement 2025 Fund	**	4,238,628

*	Vanguard	Registered Investment Company
		Vanguard Prime Money Market Fund	**	3,111,896

*	Vanguard	Registered Investment Company
		Vanguard Morgan Growth Fund	**	2,949,475

*	Vanguard	Registered Investment Company
		Vanguard Target Retirement 2015 Fund	**	2,615,264

*	Vanguard	Registered Investment Company
		Vanguard Total International Stock Index Fund	**	1,792,123

*	Vanguard	Registered Investment Company
		Vanguard Windsor II Fund	**	1,769,297

*	Vanguard	Registered Investment Company
		Vanguard Total Bond Market Index Fund	**	1,620,104

*	Vanguard	Registered Investment Company
		Vanguard Target Retirement 2020 Fund	**	1,277,374

*	Vanguard	Registered Investment Company
		Vanguard Target Retirement 2035 Fund	**	1,266,691

*	Vanguard	Registered Investment Company
		Vanguard Target Retirement 2045 Fund	**	927,510

*	Vanguard	Registered Investment Company
		Vanguard Extended Market Index	**	799,950

*	Vanguard	Registered Investment Company
		Vanguard Short Term Federal Fund	**	711,109

(Continued)

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)
EMPLOYER IDENTIFICATION NUMBER:  94-2156203
PLAN NUMBER:  002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013

	(b)	(c)	(d)	(e)
(a)	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

*	Vanguard	Registered Investment Company
		Vanguard Target Retirement Income Fund	**	$532,943

*	Vanguard	Registered Investment Company
		Vanguard Target Retirement 2030 Fund	**	414,687

*	Vanguard	Registered Investment Company
		Vanguard Explorer Fund	**	294,523

*	Vanguard	Registered Investment Company
		Vanguard Target Retirement 2040 Fund	**	271,297

*	Vanguard	Registered Investment Company
		Vanguard Target Retirement 2050 Fund	**	226,965

*	Vanguard	Registered Investment Company
		Vanguard Target Retirement 2010 Fund	**	131,059

*	Vanguard	Registered Investment Company
		Vanguard Target Retirement 2060 Fund	**	71,823

*	Vanguard	Registered Investment Company
		Vanguard Target Retirement 2055 Fund	**	49,778

	Notes Receivable from	Interest rates ranging from 4.25% - 9.75%, maturing
	Plan Participants	at various dates through December 30, 2018	**	1,171,226

				$57,360,558

* Party-in-interest to the Plan.
** Cost information is not required as investments are participant-directed.

Duly Authorized Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or the persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

Date:	June 25, 2014

By:	/s/ John “Robert” Thorson
John "Robert" Thorson Senior Vice President And Member, Pension Management Committee

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Public Account